Earnings Conference Call 3Q25

Disclaimer 2 This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS.

HIGHLIGHTS

Operational efficiency drives further cash cost reduction

Sales Volume

Pulp:
3.2 million tons
(vs. 3.3 million tons 2Q25 and 2.6 million tons 3Q24)

Paper and packaging[1]:
372 thousand tons
(vs. 348 thousand tons 2Q25 and 295 thousand tons 3Q24)

Pulp Inventory:
Flattish vs. 2Q25

Operating Performance

Adjusted EBITDA:
R$5.2 billion
(vs. R$6.1 billion 2Q25 and R$6.5 billion 3Q24)

Operating Cash Generation[2]:
R$3.4 billion
(vs. R$4.1 billion 2Q25 and R$4.4 billion 3Q24)

Cash cost ex-downtimes:
R$801/ton
(vs. R$832/ton 2Q25 and R$863/ton 3Q24)

Financial Management

Liquidity[3]:
US$6.5 billion
(vs. US$5.9 billion 2Q25 and US$5.7 billion 3Q24)

Net debt:
US$13.0 billion
(vs. US$13.0 billion 2Q25 and US$12.9 billion 3Q24)

Leverage[4]:
3.3x in US$
(vs. 3.1x in 2Q25 and 3.1x in 3Q24)

[1] Excluding Consumer Goods. | [2] Operating Cash Generation = Adjusted EBITDA less Sustaining Capex. | [3] Considers Finnvera credit line. | [4] Net Debt / Adjusted EBITDA in the last twelve months.

3

6,017 1,459 5,985 6,057 5,856 1,505 1,543 2,114 (120) 1,994 1,408 601 552 499 (66) 43 601 486 542 750 366 301 1,417 Paper Sales¹ (‘000 ton) Average Net Price ($/ton) 3Q24 2Q25 3Q25 200 173 186 95 99 105 76 81295 348 372 3Q24 2Q25 3Q25 LTM 3Q25 Brazilian operations (domestic) 4 Paper Adjusted EBITDA and EBITDA Margin² R$ MM Consolidated (R$/ton) EBITDA Margin (%) 1 Excluding Consumer Goods. ² Excluding impact of Mgmt. LTI; 3Q24: -R$15/ton; 2Q25: -R$27/ton; 3Q25: -R$25/ton; LTM 3Q25: -R$34/ton 3Q24 2Q25 2,038 2,029 1,711 (859) 535 34% 21% 3Q25 23% 22% LTM 3Q25 LTM 3Q25 PAPER AND PACKAGING BUSINESS US operations Brazilian operations (R$/ton) R$ MM Brazilian operations (exports) US operations (US$/ton) Brazilian operations R$/ton R$/ton US operations EBITDA growth driven by higher sales volumes in all markets and first recorded positive performance from US operations since acquisition

670 555 524 3,164 Average FX 5,697 5,378 4,462 555 2,635 3,269 3,165 PULP BUSINESS Sales Volume (‘000 ton) 3Q24 2Q25 3Q25 12,368 LTM 3Q25 Average Net Price – Export Market ($/ton) Adjusted EBITDA and EBITDA Margin (%) 19,823 3Q24 2Q25 3Q25 R$5.55 R$5.67 R$5.45 Production volumes fully sold in the quarter, reflecting a sales strategy aligned with prevailing market conditions 5 2,162 1,645 1,410 R$ MM R$/ton Margin % 3,718 3,146 2,856 US$ R$ 58% 52% 49% 51% R$5.70 1,603 3Q24 2Q25 3Q25 LTM 3Q25 LTM 3Q25

185 364 340 347 319 (33) 3Q24 (28) Wood (22) Input (4) Fixed Cost (5) Energy (3) FX 180 (38) 3Q25 863 801 -7% 179 356 180 336 340 319 (39) 2Q25 (17) Wood (9) Input 2 Fixed Cost 1 Energy (8) FX (38) 3Q25 832 801 -4% PULP BUSINESS Pulp Cash Cost – 3Q25 vs. 2Q25 (ex-downtimes – R$/ton) Pulp Cash Cost – 3Q25 vs. 3Q24 (ex-downtimes – R$/ton) 6 Cash production cost continues to decline, underscoring the strong competitiveness of Ribas mill and improved overall operational stability Δ Δ Δ Δ Δ Δ Δ Δ Wood Input Fixed Cost Energy FX

4.5 0.2 0.7 0.9 1.5 2.9 9.9 1.3 1.4 0.7 6.5 11.3 0.2 0.7 0.1 3.2 3.0 3.13.1 3.1 3.3 7 Jun/25Sep/24 Sep/25 Stand-by facilities Leverage (Net debt/Adjusted EBITDA LTM) Liquidity 3M25 2026 2027 2028 2030 onwards2029 Finnvera3 FINANCIAL MANAGEMENT In R$ In US$ Amortization Schedule (US$ billion) Cash on hand (65% in US$) Leverage uptick due to lower LTM EBITDA. Liability Management extended average term without cost increase 1Total Capex on accrual basis. | 2Include leasing payments, income taxes, among other. | ³ Finnvera credit lines. Adjusted EBITDA LTM and Net Debt (US$ billion) 4.2 4.0Adjusted EBITDA LTM (12.9) Net Debt Sep. 2024 4.2 Adjusted EBITDA (2.6) 0.3 Working Capital (0.9) Accrued Net Interest (0.5) Dividend/ Buybacks (0.6) (13.0) Net Debt Sep. 2025 Other²Total Capex¹ Liability Management 3Q25: Average Cost (in US$): 5.0% p.a. Average Term: 80 months 2Q25: Average Cost (in US$): 5.0% p.a. Average Term: 74 months Liability managementMain Prepayments: Bonds 2026 – US$0.2 bn Bonds 2027 – US$0.7 bn Local Debenture – US$0.1 bn Main Issuances: Bonds 2036 – US$1.0 bn Local Debenture – US$0.4 bn

64% Expected Cash Adjustments – ZCC (R$ million) FX @ 5.32 ¹ Cash flow hedging mitigates FX appreciation risk on EBITDA FINANCIAL MANAGEMENT 10 137 707 1,369 306 4Q25 1H26 2H26 1H27 2H27 FX Gap Coverage Call R$2.5 billion Put Notional: US$6.0 billion 1Closing FX rate on 9/30/2025. 5.90 6.05 7.39 7.45 7.18 5.08 5.26 6.32 6.38 6.23 Average Portfolio Strikes 5.64 6.54 Sep. 30th, 2025 Sep. 30th, 2025 Sep. 30th, 2025 Put Call

Sustaining Land and Forests Expansion, Modernization and other Cerrado Project 7.83.0 1.6 0.9 R$13.3 Bn 2025e (R$ billion) 9 5.9 2.5 1.2 0.8 R$10.4 Bn 9M25 (R$ billion) CAPEX Suzano reinforces its capex guidance for 2025 1.9 0.5 0.4 0.1 R$2.9 Bn 4Q25e (R$ billion)

Focus on deleveraging, enhancing competitiveness and extracting value from capital allocation decisions already taken LOOKING AHEAD… Investor Day 2025 SP Dec. 11th,2025 • C-Level presentation • Q&A • SITE VISIT: Mogi das Cruzes mill o Further drop in cash production cost for 4Q25 (Tissue unit acquired from K-C in 2023) 10 o Suzano Packaging US continues to gradually improve performance o New tissue mill in Aracruz will start to benefit consumer goods segment as from 4Q25 o JV with K-C progressing as planned and funding for closing already in cash position

Q&A 3Q25 Investor Relations ir.suzano.com.br ri@suzano.com.br